BARNWELL INDUSTRIES, INC.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
March 24, 2021
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Timothy Collins

Re:	Barnwell Industries, Inc. Registration Statement on Form S-3 File No. 333-254365
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Barnwell Industries, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (filed with the Securities and Exchange Commission on March 16, 2021) be accelerated so that it may become effective at 4:00 P.M. (Eastern Time), on March 26, 2021, or as soon as possible thereafter.
Please notify Christopher Doyle of Stroock & Stroock & Lavan LLP, counsel to the Company, by email (cdoyle@stroock.com) or by telephone (212-806-5641) to confirm the effectiveness of the Registration Statement or if you require additional information.

Very truly yours,

/s/ Alexander C. Kinzler
Alexander C. Kinzler
Chief Executive Officer